FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from February 1, 2024 to February 29, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 14, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from February 1, 2024 to February 29, 2024 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on March 14, 2024]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of February 29, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		34,368,500	19,999,965,060

Progress of share repurchase (%)		98.2	100.0

as of February 29, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 31, 2024) (Period of repurchase: from February 16, 2024 to September 30, 2024 (excluding the ten business days following the announcement of each quarterly financial results))	125,000,000		100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) February 16 February 19 February 20 February 21 February 22 February 26 February 27 February 28 February 29	2,012,400 2,070,000 2,116,500 2,110,000 2,076,600 1,800,000 2,174,500 1,930,000 2,174,500	1,653,901,500 1,722,751,390 1,776,017,390 1,760,169,600 1,755,570,320 1,528,407,280 1,868,928,840 1,656,027,440 1,846,152,080

Total	—	18,464,500	15,567,925,840

Aggregate shares repurchased as of the end of this reporting month	18,464,500		15,567,925,840

Progress of share repurchase (%)	14.8		15.6

2.	Status of disposition

as of February 29, 2024

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) February 6 February 19	40 72	30,380 57,830

Subtotal	—	112	88,210

Other (exercise of stock acquisition rights)	(Date)

February 1
February 2
February 5
February 6
February 7
February 8
February  9
February 13
February 14
February 15
February 16
February 19
February 20
February 21

February 22
February 26

February 27
February 28

February 29

8,000 101,200 53,900 140,200 118,000 28,500 36,900 35,500 25,900 54,200 27,100 28,900 38,500 101,000 12,400 13,000 13,000 109,600 155,800	5,361,000

8,075,200

17,329,400

21,560,700

57,447,000

5,970,500

11,523,900

23,449,500

11,799,000

32,299,100

12,244,100

16,066,400

19,802,600

19,361,500

6,381,300

8,115,000

2,873,000

20,411,600

1,299,800

Subtotal	—	1,101,600	301,370,600

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	1,101,712	301,458,810

3.	Status of shares held in treasury

as of February 29, 2024

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	165,528,921

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before February 29, 2024.